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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 14D-1
                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                      NELLCOR PURITAN BENNETT INCORPORATED
                           (NAME OF SUBJECT COMPANY)


                             NPB ACQUISITION CORP.
                                    (BIDDER)


                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                  640275 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             ROGER A. KELLER, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                               MALLINCKRODT INC.
                             7733 FORSYTH BOULEVARD
                         ST. LOUIS, MISSOURI 63105-1820
                                 (314) 854-5200

                                    COPY TO:

                             JAMES C. MORPHY, ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000
           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

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     This Amendment No. 1 amends and supplements the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by NPB Acquisition Corp. (the "Merger Sub") and Mallinckrodt Inc. ("Mallinckrodt") on July 29, 1997 with respect to shares of Common Stock, par value $.001 per share, of Nellcor Puritan Bennett Incorporated (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1 including the Offer to Purchase filed as Exhibit (1) thereto.

ITEM 10.  ADDITIONAL INFORMATION

     (a) On August 8, 1997, the Company and Mallinckrodt entered into letter agreements with all of the executive officers of the Company (excluding Mr. Larkin) concerning the operation and interpretation of the officers' existing Severance Agreements with the Company after the Merger. Pursuant to the letter agreements with Laureen DeBuono and Michael Downey, the existing Severance Agreements between the Company and those two executive officers will be amended, as of the Effective Time of the Merger, to provide that in the event either executive terminates employment for any reason at any time after the consummation of the Merger and within twenty-four months following the completion of the Offer, such termination shall be deemed to be for "Good Reason," as defined in the Severance Agreement and the executive will be entitled to all benefits arising under the the Severance Agreement upon a termination for Good Reason following a "Change in Control," as defined in the Severance Agreement. Pursuant to the letter agreements with each of Boudewijn Bollen, David Illingworth, Kenneth Sumner, David Swedlow and Russell Hays, the existing Severance Agreements between the Company and those executive officers will be amended, as of the Effective Time of the Merger, to provide that (1) if the executive remains employed with the Company until December 31, 1997, in the event the executive terminates his employment for any reason thereafter through June 30, 1998, such termination shall be deemed for "Good Reason" and the executive will be entitled to all benefits arising under the Severance Agreement upon a termination for Good Reason following a Change in Control, (2) if the executive remains employed on July 1, 1998, he will be entitled to receive a payment equal in amount to the severance pay provided in the Severance Agreement upon a termination for Good Reason, and his existing Severance Agreement will be terminated as of that date, and (3) the executive officers will not be entitled to terminate employment under the Severance Agreement for "Good Reason" prior to December 31, 1997 solely because of a change in status, title, position or responsibilities that do not constitute a significant adverse change in the executive's responsibilities. The Company and Mallinckrodt have also agreed with each of Messrs. Bollen, Illingworth, Sumner, Swedlow and Hays that upon termination of employment by the Company without cause during the period from July 1, 1998 through June 30, 2000 (the "Continuation Period"), the executive will be entitled to a continuation of the then-existing life insurance, disability, medical, dental and hospitalization benefits during the Continuation Period and outplacement and career counseling services.

     (b) The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

     (c) On August 15, 1997, Mallinckrodt, of which the Merger Sub is a wholly owned subsidiary, issued a press release announcing that the waiting period under the HSR Act expired at 11:59 p.m., New York City time, on August 13, 1997. The full text of the press release is attached hereto as Exhibit (12) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(12) Press Release dated August 15, 1997.

(13) Form of letter agreement between the Company, Mallinckrodt and each of Mr. Downey and Ms. DeBuono.

(14) Form of letter agreement between the Company, Mallinckrodt and each of Messrs. Bollen, Illingworth, Sumner, Swedlow and Hays.

(15) Form of letter agreement between the Company, Mallinckrodt and each of Messrs. Bollen, Illingworth, Sumner, Swedlow and Hays.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 19, 1997



                                                  Mallinckrodt Inc.


                                                  By: /s/ C. Ray Holman
                                                      -------------------------
                                                      Name:  C. Ray Holman
                                                      Title: Chairman and Chief
                                                             Executive Officer


                                                  NPB Acquisition Corp.


                                                  By: /s/ C. Ray Holman
                                                      -------------------------
                                                      Name:  C. Ray Holman
                                                      Title: Chairman and Chief
                                                             Executive Officer